Via Facsimile and U.S. Mail
Mail Stop 6010

November 16, 2006

Anthony J. Weir
Chief Financial Officer
Vernalis plc
Oakdene Court, 613 Reading Road
Winnersh, Berkshire RG41 5UA, United Kingdom

Re: **Vernalis plc**
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 29, 2006
File No. 000-20104

Dear Mr. Weir:

We have reviewed your September 29, 2006 response to our September 20, 2006 letter and have the following additional comment. In our comment, we ask you to provide us with information. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 17. Financial Statements, page F-1
Notes To The Consolidated Financial Statements, page F-6
2. Accounting policies and basis of presentation, page F-6
Basis of preparation, page F-6

1. Refer to your response to our comment. Please provide us with a separate signed letter from your auditors stating their concurrence with your statement that your financial statements comply with IFRS as published by the IASB.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish the information to us via EDGAR under the form type label CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant